Exhibit 99.1

302 FORT WORTH CLUB BUILDING
306 WEST SEVENTH STREET
FORT WORTH, TEXAS 76102-4987
(817) 336-2461
March 11, 2010
Ms. Nancy Richardson
PostRock Energy Corporation.
210 Park Avenue, Suite 2750
Oklahoma City, OK 73102

Re:	Evaluation Summary
PostRock Energy Corporation Interests
Proved, Probable and Possible Reserves
As of December 31, 2009
Dear Ms. Richardson:
     As requested, we are submitting our estimates of reserves and our forecasts of the resulting economics attributable to the above captioned interests as of December 31, 2009. The composite reserve estimates and economic forecasts for the reserves are summarized in the attached appendix. It is our understanding that the reserve estimates shown in this report constitute 100 percent of reserves owned by PostRock Energy Corporation. This report includes results for an SEC pricing scenario, as well as our estimates of the sensitivity of such reserves under alternate price and cost assumptions. This report, completed on March 11, 2010, has been prepared for use in filings with the U.S. Securities and Exchange Commission (“SEC”) by PostRock Energy Corporation (“PostRock”). The discounted value shown in the economic forecasts should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.
     As directed, hydrocarbon pricing for the SEC scenario of $3.866 per MMBtu and $61.18 per barrel was applied as of December 31, 2009 with no escalation. Gas basis differentials of +$0.26 per MMBtu and -$0.60 per MMBtu were applied to the Appalachia and Cherokee Basin properties, respectively. The gas price was also adjusted for heating values by area. Oil basis differentials were forecast as -$6.11 per barrel for the Appalachia properties, +$0.50 per barrel for the Kansas properties, -$2.03 per barrel for the Searight / Hotulke properties in Oklahoma, and +$1.10 per barrel for the remaining Oklahoma properties.
     Operating costs were based on an analysis by PostRock and were accepted as furnished. Direct lease operating expenses were forecast as $684 per well per month for the Cherokee Basin properties, $2,494 to $3,934 per well per month for the Searight / Hotulke properties, and $407 per well per month for the Appalachia properties. Cherokee Basin gas gathering expenses were applied as $1.70 per Mcf per contractual arrangements. Gathering expenses of $0.70 per Mcf for the Ritchie County, West Virginia properties and $0.10 per Mcf for the remaining Appalachia properties were forecast. Gathering expenses appear in the “Other Deductions” column in the attached economics. No shrinkage was applied to the

Cherokee Basin net gas volumes since the forecasts are based on historical sales volumes. State severance tax rates were forecast as 3.64% for Kansas, 4.56% for Oklahoma, 5.44% for West Virginia and 7.2% for New York. An ad valorem tax rate of 3.5% was applied for the Kansas properties.
     Drilling, completion and infrastructure costs were based on an analysis by PostRock and were accepted as furnished. Capital costs of $125,000 were applied for future locations. The PDSI reserves are associated with shut-in wells that require no capital to be returned to production. The PDNP reserves are associated with wells in various stages of completion, behind-pipe zones in existing producing wells, and shut-in wells requiring capital for production commencement. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.
     We are also submitting our estimates of reserves and our forecasts of the resulting economics under two alternate price and cost assumptions: (i) Recombined Methodology and (ii) Recombined NYMEX Methodology.
     Recombined Methodology. This scenario assumes that the midstream services and gas dedication agreement between Bluestem Pipeline, LLC and Quest Energy Partners, L.P., which are both wholly-owned subsidiaries of PostRock, is no longer in effect. Under this scenario, Cherokee Basin gas gathering expenses are applied at $0.80 per Mcf as provided by PostRock to reflect its internal cost of transportation in the Cherokee Basin. Additional capital costs of approximately $45,000 were applied for future locations for the required infrastructure to connect these locations to PostRock’s gas gathering pipeline network. All other prices and costs used in this scenario are the same as the SEC scenario.
     Recombined NYMEX Methodology. The prices in this scenario were determined based on the publicly traded NYMEX 2010 to 2015 natural gas and oil forward curve as of February 1, 2010 adjusted for basis differentials and heating values as discussed above. A gas basis differential of -$0.04 per MMBtu was applied to the Cherokee Basin properties. The NYMEX 5-year average forward price for natural gas was $6.38 per MMbtu and the NYMEX 5-year average forward price for crude oil was $82.75 per barrel. This scenario assumes that the midstream services and gas dedication agreement is no longer in effect. Under this scenario, Cherokee Basin gas gathering expenses are applied at $0.80 per Mcf as provided by PostRock to reflect its internal cost of transportation in the Cherokee Basin. Additional capital costs of approximately $45,000 were applied for future locations for the required infrastructure to connect these locations to PostRock’s gas gathering pipeline network. All other costs used in this scenario are the same as the SEC scenario.
     The reserve classifications used conform to the criteria of the SEC. The estimates of reserves in this report have been prepared in accordance with the definitions and disclosure guidelines set forth in the U.S. Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the date of this report as noted herein. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.
     The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.
     The reserve estimates were based on interpretations of factual data furnished by Quest Resource Corporation. Ownership interests were supplied by Quest Resource Corporation and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.
     This report was prepared for the exclusive use of PostRock Energy Corporation and its subsidiaries. Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc. Our work-papers and related data are available for inspection and review by authorized parties.
Respectfully submitted,
CAWLEY, GILLESPIE & ASSOCIATES, INC.
JZM:rkf

Appendix
Composite reserve estimates and economic forecasts for the reserves are summarized below:
SEC Scenario

		Proved	Proved
		Developed	Developed	Proved
		Producing	Non-Producing	Undeveloped	Proved	Probable	Possible
Net Reserves
Oil/Condensate	-Mbbl	759.1	26.3	38.7	824.0	8.3	0.0
Gas	-MMcf	56,391.4	5,743.8	7,739.3	69,874.6	4,439.2	9,125.6

Revenue
Oil/Condensate	-M$	44,731.1	1,610.9	2,386.5	48,728.5	458.1	0.0
Gas	-M$	202,516.8	20,819.1	39,766.5	263,102.5	22,895.2	47,066.1

Severance and Ad Valorem Taxes	-M$	15,589.5	1,477.9	2,292.7	19,360.1	1,277.7	2,559.5

Operating Expenses	-M$	70,283.7	5,730.6	12,742.4	88,756.6	8,011.2	12,609.3

Gathering Expenses	-M$	85,218.3	8,199.1	1,110.7	94,528.1	549.0	1,117.3

Investments	-M$	0.0	2,067.9	15,330.3	17,398.2	8,738.5	18,500.0

Operating Income (BFIT)	-M$	76,156.5	4,954.6	10,676.9	91,788.0	4,776.8	12,280.0

Discounted @ 10%	-M$	47,131.6	2,663.6	764.0	50,559.2	435.0	139.2
Recombined Methodology

		Proved	Proved
		Developed	Developed	Proved
		Producing	Non-Producing	Undeveloped	Proved	Probable	Possible
Net Reserves
Oil/Condensate	-Mbbl	759.9	26.3	51.3	837.5	330.5	0.0
Gas	-MMcf	88,859.4	7,626.1	8,789.2	105,274.6	31,755.4	9,125.8

Revenue
Oil/Condensate	-M$	44,779.4	1,611.4	3,081.4	49,472.2	18,200.6	0.0
Gas	-M$	309,499.6	26,975.0	45,151.0	381,625.5	163,029.1	47,066.1

Severance and Ad Valorem Taxes	-M$	23,035.8	1,915.0	2,624.2	27,575.0	9,885.1	2,559.5

Operating Expenses	-M$	127,289.2	8,585.7	14,161.7	150,036.6	25,675.7	12,609.3

Gathering Expenses	-M$	64,667.4	5,425.7	1,168.2	71,261.3	4,179.1	1,117.3

Investments	-M$	0.0	4,732.0	17,470.3	22,202.3	67,881.7	18,500.0

Operating Income (BFIT)	-M$	139,286.5	7,928.0	12,808.0	160,022.5	73,608.1	12,280.0

Discounted @ 10%	-M$	95,237.5	3,835.2	828.7	99,901.4	2,119.6	139.2

NYMEX Recombined Methodology

		Proved	Proved
		Developed	Developed	Proved
		Producing	Non-Producing	Undeveloped	Proved	Probable	Possible
Net Reserves
Oil/Condensate	-Mbbl	832.7	36.7	51.3	920.8	330.6	65.4
Gas	-MMcf	130,183.7	28,688.7	58,433.8	217,306.4	57,419.2	94,850.4

Revenue
Oil/Condensate	-M$	69,227.3	3,089.3	4,322.1	76,638.7	26,592.6	5,283.4
Gas	-M$	866,408.9	200,296.0	410,533.1	1,477,237.9	454,833.6	671,815.5

Severance and Ad Valorem Taxes	-M$	62,412.4	13,641.8	27,671.5	103,725.7	28,909.8	44,034.4

Operating Expenses	-M$	275,648.4	41,142.7	80,756.4	397,547.7	63,360.9	105,056.6

Gathering Expenses	-M$	97,189.0	19,930.7	40,265.5	157,385.2	23,521.9	65,474.1

Investments	-M$	40.0	27,603.0	110,697.5	138,340.5	113,464.2	159,260.0

Operating Income (BFIT)	-M$	500,346.3	101,067.1	155,464.2	756,877.7	252,169.3	303,273.7

Discounted @ 10%	-M$	325,833.8	49,538.8	56,527.9	431,900.8	63,437.2	75,996.3